UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: September 20, 2007

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)
Date: September 24, 2007	By:	/s/ Karen L. Dunfee
Karen L. Dunfee Corporate Secretary

EXTERNAL NEWS RELEASE

07-28-TC

For Immediate Release:	September 24, 2007

TECK COMINCO INCREASES HOLDING IN

FORDING CANADIAN COAL TRUST TO 19.95%

Vancouver, September 24, 2007 - Teck Cominco Limited (TSX – TCK.A; TCK.B; NYSE – TCK) announced today the indirect acquisition of 16.65 million units of Fording Canadian Coal Trust (“Fording”), representing approximately 11.25% of the issued and outstanding units of Fording, for cash consideration of Cdn$599.4 million or Cdn$36.00 per unit. The units will be acquired by Teck Cominco’s wholly-owned subsidiary Teck Cominco Metals Ltd. under a private agreement with a subsidiary of Ontario Teachers Pension Plan Board (“Teachers”). The transaction is expected to close on October 1, 2007.

If prior to July 31, 2008, Teck Cominco or any of its affiliates makes an offer or announces an intention to acquire more than 50% of the outstanding Fording units, which transaction is subsequently completed, or sells Fording units, in either case at a price in excess of Cdn$36.00 per unit, Teck Cominco will pay Teachers such excess for the units that Teck Cominco has today acquired from Teachers

Following the acquisition, Teck Cominco will hold directly and indirectly 29,507,142 Fording units, or approximately 19.95% of the outstanding units. Teck Cominco has acquired the units for investment purposes and has no plans to acquire any additional units of Fording.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com .

For further information, please contact:

Greg Waller

Vice President, Investor Relations & Strategic Analysis

(604) 685-3005

greg.waller@teckcominco.com